8:11 PM

04/21/18

Accrual Basis

MobileSpike, Inc.
Balance Sheet Prev Year Comparison
As of December 31, 2016

	Dec 31, 16	Dec 31, 15	$ Change	% Change
ASSETS				
Current Assets				
Checking/Savings				
9132 · Chase	19,433.43	3,103.40	16,330.03	526.2%
Total Checking/Savings	19,433.43	3,103.40	16,330.03	526.2%
Accounts Receivable				
11000 · Accounts Receivable	0.00	-24.86	24.86	100.0%
Total Accounts Receivable	0.00	-24.86	24.86	100.0%
Other Current Assets				
12100 · Inventory Asset	2,000.00	2,000.00	0.00	0.0%
12120 · Employee Advances	0.00	1,941.50	-1,941.50	-100.0%
Total Other Current Assets	2,000.00	3,941.50	-1,941.50	-49.3%
Total Current Assets	21,433.43	7,020.04	14,413.39	205.3%
Fixed Assets				
15000 · Automotive Equipment	8,057.65	11,280.00	-3,222.35	-28.6%
15700 · Office Furniture & Equipment	4,076.50	4,076.50	0.00	0.0%
15800 · Small Tools	2,000.00	2,000.00	0.00	0.0%
16000 · Shop Equipment	0.00	219.29	-219.29	-100.0%
17000 · Accumulated Depreciation	-7,369.00	-4,972.00	-2,397.00	-48.2%
Total Fixed Assets	6,765.15	12,603.79	-5,838.64	-46.3%
Other Assets				
12130 · Short term note - Employee Adv	21,278.35	21,278.35	0.00	0.0%
18150 · Patent Rights	29,792.72	29,792.72	0.00	0.0%
18999 · Accumulated Amortization	-18,040.00	989,407.00	-1,007,447.00	-101.8%
Total Other Assets	33,031.07	1,040,478.07	-1,007,447.00	-96.8%
TOTAL ASSETS	**61,229.65**	**1,060,101.90**	**-998,872.25**	**-94.2%**
LIABILITIES & EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
20000 · Accounts Payable	19,463.41	25,963.41	-6,500.00	-25.0%
Total Accounts Payable	19,463.41	25,963.41	-6,500.00	-25.0%
Credit Cards				
23520 · Credit Card at Chase 2352	13,187.59	-5,872.13	19,059.72	324.6%
VISA 1 · Visa Credit Card 8822	0.00	-592.70	592.70	100.0%
Total Credit Cards	13,187.59	-6,464.83	19,652.42	304.0%

MobileSpike, Inc.
Balance Sheet Prev Year Comparison
As of December 31, 2016

	Dec 31, 16	Dec 31, 15	$ Change	% Change
Other Current Liabilities				
23000 · Short Term Loan	3,276.47	0.00	3,276.47	100.0%
24000 · Payroll Liabilities	0.00	206.40	-206.40	-100.0%
Total Other Current Liabilities	3,276.47	206.40	3,070.07	1,487.4%
Total Current Liabilities	35,927.47	19,704.98	16,222.49	82.3%
Total Liabilities	35,927.47	19,704.98	16,222.49	82.3%
Equity				
30000 · Opening Balance Equity	0.00	31.85	-31.85	-100.0%
30100 · Capital Stock	8,640.00	8,640.00	0.00	0.0%
30150 · Paid in Capital	184,798.15	0.00	184,798.15	100.0%
31000 · APIC	2,277,460.00	2,277,460.00	0.00	0.0%
32000 · Retained Earnings	-2,272,097.71	-1,242,373.88	-1,029,723.83	-82.9%
Net Income	-173,498.26	-3,361.05	-170,137.21	-5,062.0%
Total Equity	25,302.18	1,040,396.92	-1,015,094.74	-97.6%
TOTAL LIABILITIES & EQUITY	61,229.65	1,060,101.90	-998,872.25	-94.2%